                                                                    Exhibit 4.33

(PROTHERICS LOGO)

21 July 2005

Mr Bryan Morton
Zeneus Pharma Ltd
Magdalen Centre
Oxford Science Park
Oxford
OX4 4GA

Dear Bryan

               PROTHERICS PLC (THE "COMPANY") AND YOUR APPOINTMENT
                    TO THE BOARD AS A NON-EXECUTIVE DIRECTOR

Following the recommendation of the nomination committee, the board of the Company (the "Board") is pleased to hear that you have accepted our offer to join on the Board as a non-executive director with effect from 1 August 2005. This letter confirms the main terms of your appointment to this office. You should be aware that your appointment will have to be ratified by the Company's shareholders at the annual general meeting following your appointment, and is subject to the Company's articles of association as amended from time to time. If there is a conflict between the terms of this letter and the articles of association then the articles shall prevail.

DUTIES

1. You will be informed how the Board is structured and what authorities are delegated to the Chief Executive and his colleagues.

2. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs. The Board's role is to:

     (a) provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

                                                    Protherics PLC
                                                    Fourth Floor
                                                    3 Creed Court
                                                    5 Ludgate Hill
Registered Office                                   London EC4M 7AA
Registered in England No. 2459087                   Tel: 0207 246 9950
Protherics PLC, The Heath Business and              Fax: 0207 329 5924
Technical Park,                                     Web Site: www.protherics.com
Runcorn, Cheshire WA74QF

     (b) set the Company's strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; and

     (c) set the Company's values and standards and ensure that its obligations to its shareholders and others are understood and met.

3. In your role as a non-executive director you are required (with the other non-executives) to:

     (a) constructively challenge and contribute to the development of strategy;

     (b) scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

     (c) satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

     (d) be responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

4.   You will be required to:

     (a) exercise relevant powers under the Company's memorandum and articles of association;

     (b) perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;

     (c)  comply with your fiduciary duties;

     (d) report the wrongdoing (including acts of misconduct, dishonesty, breaches of contract, fiduciary duty, company rules or the rules of the relevant regulatory bodies) whether committed, contemplated or discussed by any other director or member of staff of the Company and any group company of which you were aware to the Board immediately, irrespective of whether this may involve some degree of self incrimination;

     (e) serve on the nomination, audit and remuneration committees of the Board and attend, wherever possible, all meetings of the committees (committee meetings may occasionally be scheduled separately from Board meetings);

     (f)  attend all general meetings of the Company;

     (g) attend, wherever possible, all meetings of the Board, which meets on an agreed schedule (in 2005, 9 meetings are scheduled). These are mostly at the Company's offices at Ludgate Hill, London, with occasional meetings at other Company locations;

     (h) consider all relevant papers in advance of each meeting in order to ensure that you can play a full part in the work of the Board and its committees;

     (i) bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;

     (j) make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company;

     (k) provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

     (l) share responsibility with the other directors for the effective control of the Company and with the other non-executive directors for the supervision of the executive directors; and

     (m) comply with the Financial Services Authority's Model Code for securities transactions by directors of listed companies and with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time.

5. Overall, the Company anticipates that you will need to spend an average of one day per month fulfilling your duties after the induction phase. This will include the board meetings, annual general meetings, annual strategy meeting and site visits. In addition you will be expected to spend an appropriate period of time preparing for each meeting. By accepting this appointment you confirm that you are able to commit sufficient time to the role to meet the Company's expectations.

6. The Company seeks to adhere to the principles in the Cadbury Report on Corporate Governance, the Greenbury Report on Directors' Remuneration, the Hampel Report on Corporate Governance and the Turnbull Report on Internal Control. You will be expected to carry out your duties in accordance with the principles set out in these reports, copies of which are available from the Company Secretary.

7. The performance of the Board and its committees, and of individual directors, is evaluated annually.

8. You shall, in pursuance of your duties hereunder, be entitled to request such information from the Company, its subsidiary undertakings (as defined in section 258 of the Companies Act 1985 as amended from time to time) or its or their employees, consultants or professional advisers as may be reasonably necessary to enable you to perform your role effectively. The Company shall use its reasonable endeavours to provide such information promptly.

CONFIDENTIALITY

During the course of your duties you will have access to confidential information belonging to the Company and its subsidiary undertakings
(including, but not limited to, details of suppliers, customers, margins, know-how, marketing and other relevant business information). Unauthorised disclosure of this information could seriously damage the Company. You therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.

Your attention is drawn to the rules relating to the disclosure of price sensitive information. You must not make any statement or do anything which may be a breach of these rules without prior clearance from the Chairman or Company Secretary.

OUTSIDE INTERESTS

The agreement of the chairman should be sought before you accept any new outside interests which might affect the time you are able to devote to this appointment.

In accordance with the principles set out in the Combined Code you must inform the Board of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company.

During your appointment you must not take up any office or employment with, or have any interest in, any firm or company which is or may be in direct or indirect competition with the Company.

The Board have determined you to be independent, according to the provisions of the Combined Code.

INSURANCE

During your appointment you will be covered by the Company's directors' and officers' liability insurance on the terms currently in place for the rest of the Board. The current indemnity limit is L10 million. A copy of the policy document is available from the Company Secretary. The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board.

APPOINTMENT

Your appointment will commence on 1 August 2005 and is terminable by three months' notice from either the Company or yourself. It is envisaged that your appointment will initially be for a term of three years. The continuation of your appointment depends upon satisfactory performance and re-election at forthcoming Annual General Meetings.

Not withstanding the aforementioned notice provisions, the Company may terminate your appointment with immediate effect if you have:

(a) committed any serious breach or (after warning in writing) any repeated or continued material breach of your obligations to the Company (which include an obligation not to breach your fiduciary duties);

(b) been guilty of any act of dishonesty or serious misconduct or any conduct which (in the reasonable opinion of the Board) tends to bring you or the Company into disrepute; or

(c) been declared bankrupt or have made an arrangement or composition with of for the benefit of your creditors,

or for any other reason set out in the Company's articles of association.

All appointments and reappointments to the Board are, of course, subject to the Company's articles of association. If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.

On termination of the appointment you shall only be entitled to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date.

REMUNERATION

The fee is L25,000 per annum (subject to income tax and statutory deductions) and is payable monthly in arrears. It may be subject to upward review at the discretion of the Company after one year. If you undertake any special duties beyond those specified in this letter you will not receive any additional payment unless agreed with the Board in advance.

EXPENSES

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented. Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you are required to discuss the issue either with me or with one of your non-executive colleagues in advance.

INDEPENDENT PROFESSIONAL ADVICE

In some circumstances you may think that you need professional advice in the furtherance of your duties as a director. It may also be appropriate for you to seek advice from independent advisers at the Company's expense. A copy of the Board's agreed procedure under which directors may obtain such independent advice is available from the Company Secretary. The Company will reimburse the full cost of any expenditure incurred in accordance with the policy.

DATA PROTECTION

By signing this agreement you consent to the Company holding and processing information about you which you may provide or which it may acquire during the course of this agreement, providing such use is in accordance with the Data Protection Act 1998. In particular you consent to the Company holding and processing:

(a)  personal data relating to you, for administrative and management purposes;
     and

(b) "sensitive personal data" relating to you (as defined in the Data Protection Act 1998) including, for example:

          (i) your health records and any medical reports given to or obtained by the Company, for monitoring sick leave and taking decisions as to your fitness to work;

          (ii) your racial or ethnic origin (in order to monitor compliance with the Race Relations Act 1976);

          (iii) any information relating to criminal proceedings in which you have been involved for compliance with the Company's legal or regulatory requirements, for insurance purposes, and in relation to its obligations to third parties.

You also consent to the Company making such information available to:

(a) its group companies, offices and (if necessary) customers outside the European Economic Area in order to further its business interests; and

(b) its group companies, its offices, those who provide products or services to the Company, regulatory authorities, governmental or quasi governmental organisations and potential purchasers of the Company or its business.

THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement. No person other than the parties to this agreement and any group company shall have any rights under it and it will not be enforceable by any person other than those parties.

Please sign and return the enclosed copy of this letter to confirm your agreement to the above terms. We will separately also ask you to sign a form 288 for filing at Companies House.

The Company looks forward to working with you in the future.

Yours sincerely


/s/ Stuart Wallis
-------------------------------------
Stuart Wallis
for and on behalf of Protherics Plc

I, Bryan Morton, agree to the above terms of appointment as a non-executive director of Protherics Plc.

Name /s/ Bryan Morton
Date 21 July 2005

In the presence of:


Witness signature:  /s/ A. Kutkus
                    -------------------------
Witness name:       ANNA KUTKUS
Witness address:    10 WALDRON MEWS
                    LONDON SW3 5BT
Witness occupation: DESIGNER